                                                                      EXHIBIT 94

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                7TH OCTOBER 2003

MOOSE ST-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):         Current drilled depth 1,101m (3,610ft).

                              Continued to ream unstable shales. Ran logs in upper section, prior to attempting to case the unstable section to 1080m (3,543ft). Casing unable to pass 960m (3,149ft).

                              Current operation is reaming and conditioning the hole prior to running casing.

PLANNED TOTAL DEPTH:          1700m

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Miocene-Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                             AUSTRALASIA
Gary M Duvall                             Anesti Dermedgoglou
Vice President, Corporate Development     Vice President, Investor Relations
InterOil Corporation                      InterOil Corporation
gary.duvall@interoil.com                  anesti@interoil.com
Houston, TX USA                           Cairns, Qld Australia
Phone: +1 281 292 1800                    Phone: +61 7 4046 4600

Lisa Elliott                              Andy Carroll
DRG&E                                     General Manager, Upstream Exploration
lelliott@drg-e.com                        InterOil Corporation
Phone: +1 713 529 6600                    Phone: +61 2 9279 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.